Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
May 13, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Ben Richie
Re:	Kenvue Inc.
Registration Statement on Form S-1
File No. 333-279353
Dear Mr. Richie:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Kenvue Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m. Eastern Time on May 14, 2024 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cravath, Swaine & Moore LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
Each of the undersigned advises that it has complied and will continue to comply, and has been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
* * *

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Timothy Carson
Name: Timothy Carson
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Nini Zhang
Name: Nini Zhang
Title: Managing Director